

September 18, 2012

Via U.S. Mail
Jason Ryu
Chief Executive Officer
Zevotek, Inc.
19 Sylvan Avenue, Second Floor
Englewood Cliffs, New Jersey 07632

> **Re: Zevotek, Inc.**
> **Amendment No. 1 to Form 8-K**
> **Filed September 14, 2012**
> **File No. 333-137210**

Dear Mr. Ryu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Accountant

1. We note that you filed two current reports on Form 8-K on August 27, 2012. The initial report disclosed the dismissal RBSM LLP. The second report disclosed the dismissal of RBSM LLP and the engagement of M&K CPAs, and was not filed as an amendment of the initial report filed August 27, 2012. Please tell us whether the amendment filed September 14, 2012 was filed in response to our comment letter dated August 30, 2012 and whether the amendment filed is amending the initial or second Form 8-K report filed August 27, 2012. If the amendment relates to the initial Form 8-K filed August 27, 2012, please revise your disclosure in the second paragraph to state whether RBSM LLP's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles, and file an updated letter from RBSM LLP as an exhibit to the amended filing. Refer to paragraphs (a)(1)(ii) and (a)(3) of Item 304 of Regulation S-K and paragraph (b)(16) of Item

601 of Regulation S-K. If the amendment relates to the second Form 8-K filed August 27, 2012, please:

- File amendments to revise your disclosure in the second paragraph of the initial Form 8-K filed August 27, 2012 and in the second paragraph regarding the dismissal of your former certifying accountant of the amendment filed September 14, 2012 to state whether RBSM LLP's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles. Please also provide the letter from RBSM LLP required by Item 304(a)(3) of Regulation S-K as exhibit to the amendment of your initial report filed August 27, 2012 and an updated letter from RBSM LLP as an exhibit to the amendment of the second report filed August 27, 2012 in response to our comments. Refer to paragraphs (a)(1)(ii) and (a)(3) of Item 304 of Regulation S-K and paragraph (b)(16) of Item 601 of Regulation S-K.

- Amend the filing on Form 8-K/A filed September 14, 2012 to include the disclosures required by Item 304 of Regulation S-K with respect to the engagement of M&K CPAs.

2. As requested in our letter dated August 30, 2012, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia at (202) 551-3562 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief